UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 70604/October 3, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15439

In the Matter of
 	
ANASAZI CAPITAL CORP.,
CERTIFIED DIABETIC SERVICES, INC.,
CHARTWELL INTERNATIONAL, INC.
  (n/k/a COVALENT ENERGY
   INTERNATIONAL, INC.),
CHINA JUNLIAN INTEGRATED
  SURVEILLANCE, INC.,
FIRST SUN SOUTH CORP.,
FIRSTPLUS FINANCIAL GROUP, INC.,
and GREAT AMERICAN HOTELS
  & RESORTS, INC.
	ORDER MAKING FINDINGS
	AND REVOKING
	REGISTRATIONS BY
	DEFAULT AS TO FIVE
	RESPONDENTS

The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on August 26, 2013, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents Anasazi Capital Corp. (Anasazi Capital), Certified Diabetic Services, Inc. (Certified Diabetic), China Junlian Integrated Surveillance, Inc. (China Junlian), FirstPlus Financial Group, Inc. (FirstPlus), and Great American Hotels & Resorts, Inc. (Great American) (collectively, Respondents), repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and/or 13a-13 thereunder.[1]

The Division of Enforcement (Division) has provided evidence that the OIP was served on Respondents by September 5, 2013, in accordance with Rule 141(a)(2)(ii) of the Commission's Rules of Practice. See 17 C.F.R. § 201.141(a)(2)(ii). Respondents' Answers were due within ten days of service of the OIP. OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). On

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[1] This Default Order does not apply to Chartwell International, Inc. (n/k/a Covalent Energy International, Inc.) (Chartwell), or First Sun South Corp. (First Sun). The Division has reached a settlement with Chartwell and the Declaration reflects that the OIP may have been mailed to First Sun using an incorrect zip code and service of the OIP on First Sun will be discussed at the telephonic prehearing conference on Wednesday, October 9, 2013 at 11:00 a.m. EDT.

September 17, 2013, Respondents were ordered to show cause, by September 27, 2013, why the registrations of their securities should not be revoked by default. To date, Respondents have not filed Answers or responded to the Order to Show Cause.

Respondents are in default for failing to file Answers or otherwise defend the proceeding. See OIP at 4; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

Anasazi Capital, Central Index Key (CIK) No. 1373797, is a dissolved Florida corporation located in Brandon, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Anasazi Capital is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2010, which reported a net loss of over $68,000 for the prior three months.

Certified Diabetic, CIK No. 1047153, is a void Delaware corporation located in Fort Myers, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Certified Diabetic is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009, which reported a net loss of over $6 million for the prior nine months.

China Junlian, CIK No. 1065467, is a revoked Nevada corporation located in Guangzhou, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). China Junlian is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2008, which reported a net loss of over $8,000 for the prior three months.

FirstPlus, CIK No. 1000368, is a defaulted Nevada corporation located in Beaumont, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Firstplus is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2008, which reported a net loss of over $5.4 million for the prior six months. On June 23, 2009, FirstPlus filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Texas, and the case was still pending as of April 1, 2013.

Great American, CIK No. 879586, is a Georgia corporation located in Duluth, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Great American is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 1996, which reported a net loss of over $1 million for the prior nine months.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13.

As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and/or 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Anasazi Capital Corp., Certified Diabetic Services, Inc., China Junlian Integrated Surveillance, Inc., FirstPlus Financial Group, Inc., and Great American Hotels & Resorts, Inc., are hereby REVOKED.

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Cameron Elliot
Administrative Law Judge